September 19, 2014

VIA EDGAR (as Correspondence) U.S. Securities and Exchange Commission Attn: Jeffrey Long 100 F Street, NE Washington, DC 20549

Re:
Babson Capital Funds Trust, on behalf of Babson Global Floating Rate Fund and
Babson Global Credit Income Opportunities Fund (File Nos.: 333-188840, 811-22845),
Babson Capital Corporate Investors (File No. 811-02183), and
Babson Capital Participation Investors (File No. 811-05531)

Dear Mr. Long:

This letter provides the response of Babson Capital Funds Trust (“Funds Trust”), Babson Capital Corporate Investors (“Corporate Investors”), and Babson Capital Participation Investors (“Participation Investors,” and together with Funds Trust and Corporate Investors, the “Trusts”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Trusts’ filings with the Commission identified below.  The Staff’s comments were provided to Janice Bishop and Patrick Hoefling of Babson Capital Management LLC, investment adviser to the Trusts, and Brian McCabe and Yana Guss of Ropes & Gray LLP, counsel to the Trusts, telephonically on September 11, 2014.  The Staff’s comments are summarized below.

Corporate Investors and Participation Investors

1.
Comment. With regard to Corporate Investors’ and Participation Investors’ N-SAR/A filings on November 11, 2013, please discuss the reason that Corporate Investors and Participation Investors filed amendments to their respective semi-annual reports on Form N-SAR.

Response.  The amendments to each of Corporate Investors’ and Participation Investors’ semi-annual reports on Form N-SAR were filed to correct an error in the number of shares outstanding that was reported in the prior N-SAR filings between 2008 and 2013.  We note that Ms. Bishop discussed the proposed N-SAR/A filings with Gregg Jaffray prior to filing such amendments.

Corporate Investors, Participation Investors and Funds Trust

2.
Comment.  In each Trust’s recent annual and semi-annual report filings on Form N-CSR, the “Consolidated Schedule of Investments” states only the year in which a particular debt security will mature.  Please provide the month, day and year, as applicable, in which a particular debt security will mature in future filings.

Response.  Corporate Investors and Participation Investors will include the requested information in future filings on Form N-CSR.  We note that the Babson Capital Funds Trust does provide the month, day and year in which a particular debt security will mature in its Consolidated Schedule of Investments.

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As requested, we acknowledge the following: (i) the Trusts are responsible for the adequacy and accuracy of the disclosure in their respective filings; (ii) Commission Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trusts may not assert Commission Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

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Please feel free to contact me at 617-761-3808 to discuss any questions or comments you may have regarding the foregoing responses.  Thank you for your assistance.

Very truly yours,

/s/ Janice M. Bishop

Janice M. Bishop
Secretary, Babson Capital Funds Trust
Associate Secretary, Babson Capital Corporate Investors
and Babson Capital Participation Investors